

82-353

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6617
Facsimile: 61 7 3237 6717
Email: hgunn@sppcpm.com

Chairman Mr Campbell Anderson



1 April, 2003

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- *Stuart Project Update* Report No 33 – 28 February 2003
- Announcement and Appendices 3B *New Issue Announcements* dated 3 March 2003
- 2002 Annual Report
- Explanatory Memorandum & Notice of Annual General Meeting to be held 16 April 2003
- Proxy & Registration Form – AGM 16 April 2003
- Letter to Australian Stock Exchange re Lodgment of 2002 Annual Report and Notice of Annual General Meeting dated 14 March 2003
- Company Announcement *SPP Regrets to Announce the Passing of Mr John Val Browning (Executive Director)* dated 21 March 2003
- Appendix 3Z *Final Director's Interest Notice* for Mr John Val Browning

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

Heather Gunn
Executive Assistant

dlw 4/22

Encls



Southern Pacific Petroleum N.L.
ABN 36 008 460 366

STUART PROJECT UPDATE
Report No. 33 – 28 February 2003

Southern Pacific Petroleum NL (SPP) advises that the Stuart Stage 1 plant has successfully completed its longest continuous production run and is now entering a planned three-week shutdown to implement further reliability improvements as foreshadowed in the December 2002 Quarterly Report.

1. NEW OIL PRODUCTION AND RUN LENGTH RECORDS ACHIEVED

The Stage 1 plant has set a new oil production record of 133,000 barrels in the current production run which began on 13 December 2002 and concluded on 25 February 2003. The plant was in an operational mode for 74 consecutive calendar days and processed shale for 56 stream days during this period, both new records.

Stream-day oil production rates during the latest run averaged 2,375 barrels per day, also a new record. Currently, peak stream-day oil production rates remain constrained to around 2,800 barrels per day by the undersized rotary shale dryer.

2. 103,000 BARRELS OF OIL PRODUCED TO-DATE IN 2003 AND 700,000 BARREL CUMULATIVE PRODUCTION MILESTONE SURPASSED

As of 25 February, the Stage 1 plant had produced 103,000 barrels of oil in 2003. Oil production in the first two months of 2003 represents 32% of the total oil produced in 2002 and 15 to 16% of the target production of 650,000 to 700,000 barrels for 2003.

Since production operations began, the plant has processed approximately 1,160,000 tonnes of shale and produced 702,000 barrels of oil during 310 days of shale processing operations.

As reported previously, oil production of 74,000 barrels in January has set a new monthly production record, exceeding the previous record by 21%.

February oil production of approximately 29,000 barrels through to 25 February was negatively impacted by heavy rainfall of more than 650 millimetres (25 inches) in the month. This near record rainfall increased the moisture content of the feed shale and effectively limited the throughput of the shale dryer, particularly in early February. In addition, corrosion-related leaks on several lines in the oil recovery plant required repairs to be carried out during ATP hot hold conditions. A number of other small diameter carbon steel lines in the oil recovery plant will be replaced with corrosion-resistant stainless steel lines during the current plant maintenance shutdown (see below).

3. A$6.5 MILLION IN YEAR-TO-DATE OIL PRODUCT SALES ACHIEVED

Oil product sales are benefiting from current high oil prices and have yielded net revenues of A$6.5 million in January and February 2003, including the excise tax rebate on naphtha sales.

Shipments completed to date in 2003 include 47,430 barrels of ultra-low sulphur naphtha (ULSN) to Mobil Oil Australia on 18 January and 62,860 barrels of light fuel oil (LFO) to the Singapore fuel oil market on 1 February.

A cargo of approximately 40,000 barrels of ULSN is scheduled for shipment in early March representing essentially the entire plant ULSN inventory.

The current inventory of LFO is approximately 14,700 barrels and will be shipped once a larger cargo size of 50,000-60,000 barrels is achieved, currently projected in April.

At current world crude oil prices of around US$36 per barrel, the average plant gate price realisation for Stuart oil sales (ULSN and LFO, net of shipping costs) is around A$69 per barrel (US$41), including the excise tax rebate.

4. SHUTDOWN TARGETS RELIABILITY IMPROVEMENTS

The planned three-week shutdown is now underway and is targeting a number of plant reliability improvements to underpin achievement of higher production levels in 2003. Shutdown work will include:

- Replacement of a number of small diameter carbon steel lines in the oil recovery plant that have experienced corrosion and pinhole leaks. Operating experience indicates that stainless steel lines are more appropriate in this service, requiring a relatively straightforward program of replacing these lines at modest cost.

- Improvements to the shale ash moisteners to increase wear resistance and durability. The two ash moisteners wet the processed shale as it exits the ATP and convey the ash to the truck loading facility for return to the mine site. The ash moisteners have suffered premature wear and consequent periodic downtime in the past, which has negatively impacted plant reliability.

- Improvements to the flue gas scrubbing circuit to facilitate on-line cleaning. The scrubbers remove fine shale particulates from the dryer and ATP flue gas before it exits the main stack. Scale build-up from this particulate matter reduces the efficiency of the scrubbers. Periodic on-line cleaning procedures to remove this scale currently require some reduction of shale processing rates. The planned improvements are designed to minimise the requirement to reduce shale processing rates during cleaning of the scrubbers.

- Adjustments to the recycle gate valve in the retort section of the ATP to facilitate higher shale processing rates. General inspections and maintenance of the ATP will also be carried out.

- Other minor maintenance work on the plant to facilitate increased plant availability and longer production run lengths.

5. HEAVY RAINFALL EASES DROUGHT CONDITIONS AND WATER USE RESTRICTIONS

The near record rainfall in the Gladstone region has had a positive impact in easing drought conditions in the area. The Stage 1 plant has been operating under water offtake restrictions from the municipal system since the fourth quarter of 2002, requiring a marginal increase in costs to reprocess site water. Water levels in the nearby Awoonga Dam have now increased to normal operating levels, which has resulted in the removal of water use restrictions.

6. CASH POSITION

At the end of January 2003, the SPP Group had A$5.9 million of available funds under management. On a proforma basis, available funds at 31 January were effectively increased to around A$16 million with the inclusion of the deferred component of the November 2002 private placement, accounts receivable (oil product sales) and the projected proceeds from the sale of month-end oil product inventories.

The Company's effective proforma cash position (including the deferred component of the private placement and oil product inventories) at the end of February 2003 is projected to be around A$13 million.

James D McFarland
Managing Director
28 February 2003

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

SOUTHERN PACIFIC PETROLEUM N.L.

ANNOUNCEMENT

The Directors advise of the allotment on 28 February 2003 of 974,983 fully paid ordinary shares and 974,983 options to acquire fully paid ordinary shares.

On 28 November 2002, the company announced the completion of a $10.2 million capital raising. The total of that raising included $1 million which would not be settled until the first half of 2003.

The allotment on 28 February 2003 represents the first part of the capital raising due for settlement in the first half of 2003. The final part of this capital raising is due for settlement in late May 2003.

V. H. Kuss
Company Secretary
SOUTHERN PACIFIC PETROLEUM N.L.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002,1/1/2003.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	974,983
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are fully paid ordinary shares and have all the rights attaching to ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation from 28/02/2003
5	Issue price or consideration	$0.35 each new share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the private placement will be applied to working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28/02/2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Note: Issue of 974,983 options notified under separate form.

Number	+Class
406,254,790	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
27,575,998	Options expiring on 19/11/2004 (Exercise price of $0.55).

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,824,385	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Full participation from date of allotment.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: ..3 March 2003

Print name: ...V H Kuss..

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002,1/1/2003.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	974,983
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are options over fully paid ordinary shares. Exercise Price: $0.55 each Expiry Date: 19/11/2004

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No, options do not rank equally with an existing class of quoted securities. Shares issued pursuant to the exercise of options will rank pari passu with existing fully paid ordinary shares from the date of issue of those shares. Options do not have the rights attaching to ordinary shares.
5	Issue price or consideration	Options are issued for nil consideration in conjunction with shares issued in accordance with a private placement, the terms of which are the same as the recently completed Rights Issue as set out in a prospectus dated 14/10/02.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the private placement will be applied to working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28/02/2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Note: issue of fully paid shares totalling 974,983 shares has been notified under separate form.

Number	+Class
406,254,790	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
27,575,998	Options expiring on 19/11/2004 (Exercise price of $0.55)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,824,385	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:3 March 2003.
(Director/Company secretary)

Print name: ...V H Kuss...

== == == == ==

+ See chapter 19 for defined terms.


SPP
CPM

EXPLANATORY MEMORANDUM &
NOTICE OF ANNUAL GENERAL MEETING

SOUTHERN PACIFIC PETROLEUM NL

(ABN 36 008 460 366)

THIRTY FIFTH
ANNUAL GENERAL MEETING
16 APRIL 2003 AT 10.30 AM
THE STAMFORD PLAZA HOTEL
(FORMERLY THE HERITAGE HOTEL)
CNR EDWARD AND ALICE STREETS BRISBANE

This is an important document. Please read it carefully.

EXPLANATORY MEMORANDUM TO SHAREHOLDERS CONCERNING THE ANNUAL GENERAL MEETING

1. RESOLUTION 7 – RATIFY SHARE PLACEMENTS

In conjunction with the non-renounceable Rights Issue of the Company which was completed late last year, the Company made a number of private placements of ordinary shares and options to overseas shareholders and new investors at the same issue price of $A0.35 per share as the Rights Issue. The allotments for these private placements were detailed in announcements lodged with the ASX on 24 December 2002, 8 January 2003 and 3 March 2003.

The directors have decided to take the opportunity at the Annual General Meeting to seek retrospective approval from shareholders for these recent private placements. Such shareholder approval, if given, will allow the securities which were issued under the private placements to be excluded from the calculation set out in ASX Listing Rule 7.1, and provide the Company with greater flexibility for future fundraising.

ASX Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period any equity security, or other securities with rights of conversion to equity (such as options), if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of the 12 month period. An issue of securities is not taken into account in the calculation of this 15% threshold where the issue has either the prior or retrospective approval' of shareholders in general meeting.

For the purposes of ASX Listing Rules 7.1, 7.4 and 7.5 the following information is provided:

(a) the number of securities allotted – 5,767,042 fully paid ordinary shares and 5,767,042 options to acquire fully paid ordinary shares;

(b) the price at which the securities were issued – $A0.35 each new share. The options were issued for no consideration.

(c) the terms of the securities – the fully paid ordinary shares which were allotted rank equally in all respects with the other fully paid ordinary shares in the Company. Each issued share has one attaching option to subscribe for 1 fully paid ordinary share in the capital of SPP, exerciseable at $A0.55 at any time up to and including 19 November 2004. Any shares which are issued pursuant to the exercise of the options will rank equally in all respects with existing fully paid ordinary shares from the date of issue of those shares.

(d) the names of the allottees:
- Johann Von Twickel;
- Christine S Wallace;
- Westpac Custodian Nominees Ltd;
- Thomas C Ewing;
- William Ewing III;
- JP Morgan Nominees Australia Limited;
- Frederick B Whittemore;
- Lionel Goldfrank III

(e) the use (or intended use) of the funds raised – the proceeds of the private placements are being applied to working capital.

(f) voting exclusion statement – this is set out below (following the terms of the proposed resolutions in the notice of meeting).

2. RESOLUTION 8 – RATIFY ISSUE OF OPTIONS TO MR CHACE

On 18 September 2002, Options A and B were issued to Mr Malcolm G Chace, in consideration for the provision by Mr Chace of a US$2.5 million unsecured guarantee facility to the Company in conjunction with CPM and SPP (USA) Inc. The board of the Company seeks shareholders' retrospective approval of the issue of these options.

The effect of the shareholders retrospectively approving the issue of these options will be that the options (and the underlying maximum number of shares that may be issued) will not be counted as part of the Company's 15% limit under ASX Listing Rule 7.1 and the Company will therefore retain a greater proportion of the 15% limit for any subsequent fundraising requirements that may arise.

For the purposes of ASX Listing Rules 7.1, 7.4 and 7.5 the following information is provided concerning the issue of options to Mr Chace:

(a) the number of Options issued – Options A and B have been issued which in total can be converted to a maximum of 1,700,000 fully paid ordinary shares;

(b) the price at which the Options were issued – deferred issue consideration of $A0.01 for each share which may be purchased by exercise of that option, with payment due in 12 equal monthly instalments;

(c) the terms of the Options – The maximum aggregate number of shares which Mr Chace may purchase upon exercise of each option is set out in the table below. The material terms of these options are as follows:

- Option A may only be exercised for 3 years from its Calculation Date;
- In the case of Option B, the aggregate number of shares that may be obtained on exercise of that Option increases incrementally on a monthly basis over the 12 months from the Calculation Date up to the maximum aggregate number;
- Each incremental increase in the number of shares obtainable is available for exercise for only a 3 year period from the time of the increase, with the last of those 3 year periods ending 47 months after the Calculation Date for the relevant option;
- For Option A the maximum aggregate number of shares, and for all other options the incremental number of shares, that is available will decrease proportionately to the extent that the guarantee facility is cancelled in whole or in part at any time until twelve months following the Calculation Date for that option;
- In the case of Option B, the incremental number also varies (up or down) in order to take into account changes in the USD/A$ exchange rate as at the Calculation Date for the relevant option;
- Each option has a deferred issue consideration of $A0.01 for each share that may be purchased by exercise of that option, with payment due in twelve equal monthly instalments, commencing 10 business days after the option's Calculation Date, provided that no monthly instalments for any option becomes payable after the guarantee facility is cancelled in full;
- Options are unlisted and are not transferable; and
- The options will not permit the holder to participate in new issues of securities by the Company without exercising the relevant option and then only to the extent that the option has been exercised.

Option	Maximum No of Shares per option [(1)]	Calculation Date	Exercise Price	
			$A	As % of market price [(2) (3)]
A	100,000	26/07/02	0.885	145%
B	1,600,000	26/07/02	0.885	145%

(1) Assumes USD/A$ exchange rate of USD0.50/A$1.00 and guarantee facility not cancelled in whole or in part.

(2) Determined at the Calculation Date for that option, based on the average of the market price over the 20 business days immediately prior to that date.

(3) Following a default by SPP, CPM or SPP (USA) Inc under the guarantee facility, the exercise price is 105% of the average share price determined as at the Calculation Date for that option, based on the average of the market price over the 20 business days immediately prior to that date.

(d) name of person to whom the Options were issued: Mr Malcolm G Chace;

(e) intended use of the funds – the options have been issued as consideration for the granting of an unsecured guarantee facility to the Company. This guarantee facility has been negotiated to enable the Company to obtain loan funds as and if required for general funding purposes; and

(f) voting exclusion statement: this is set out below (following the terms of the proposed resolution and the notice of meeting).

3. RESOLUTION 9 – RATIFY ISSUE OF OPTIONS TO MR WHITTEMORE AND THE WHITTEMORE TRUST ENTITY

On 29 October 2002, Options A & B were issued to Mr Frederick B Whittemore and the Whittemore Trust Entity in consideration for the provision of US$7.5 million unsecured guarantee facility to the Company in conjunction with CPM and SPP (USA) Inc. The board of the Company seeks shareholders' retrospective approval of the issue of these options to Mr Whittemore and the Whittemore Trust Entity at the AGM.

The effect of the shareholders retrospectively approving the issue of the options will be that the options (and the underlying maximum number of shares which may be allotted) will not be counted as part of the Company's 15% limit under ASX Listing Rule 7.1 and the Company will therefore retain a greater proportion of the 15% limit for any subsequent fundraising requirements that may arise.

For the purposes of ASX Listing Rules 7.1, 7.4 and 7.5 the following information is provided concerning the issue of options:

(a) the number of Options issued – options A & B have been issued which in total can be converted to a maximum of 5,100,000 fully paid ordinary shares;

(b) the price at which the Options were issued – issue consideration of $A0.01 for each share that may be purchased by exercise of that option, with payment due in 12 equal monthly instalments;

(c) the terms of the Options –

The maximum aggregate number of shares which Mr Whittemore and the Whittemore Trust Entity may purchase upon exercise of each option is set out in the table below. The material terms of Options A and B are the same as the terms attaching to Options A and B issued to Mr Chace and set out in section 2 above.

Option	Maximum No of Shares per option (1)	Calculation Date	Exercise Price	
			$A	As % of market price (2) (3)
A	300,000	28/05/02	0.885	145%
B	4,800,000	28/05/02	0.885	145%

(1) Assumes USD/A$ exchange rate of USD0.50/A$1.00 and guarantee facility not cancelled in whole or in part.

(2) Determined at the Calculation Date for that option, based on the average of the market price over the 20 business days immediately prior to that date.

(3) Following a default by SPP, CPM or SPP (USA) Inc under the guarantee facility, the exercise price is 105% of the average share price determined as at the Calculation Date for that option, based on the average of the market price over the 20 business days immediately prior to that date.

(d) name of person to whom the Options were issued: Mr Frederick B Whittemore and the Whittemore Trust Entity;

(e) intended use of the funds – the options have been issued as consideration for the granting of an unsecured guarantee facility to the Company. This guarantee facility has been

negotiated to enable the Company to obtain loan funds as and if required for general funding purposes; and

(f) voting exclusion statement: this is set out below (following the terms of the proposed resolutions in the notice of meeting).

4. RESOLUTION 10 – RATIFY THE ISSUE OF EQUITY PARTICIPATION SHARES ON 29 MAY 2002

The Company announced on 29 May 2002 that it had issued 985,509 equity participation shares paid to $A0.01 in accordance with clause 5A of the Company's Constitution. The board of the Company seeks shareholders' retrospective approval for the issue of these shares.

The effect of the shareholders retrospectively approving the issue of these equity participation shares will be that these equity participation shares will not be counted as part of the Company's 15% limit under ASX Listing Rule 7.1 and the Company will therefore retain a greater proportion of the 15% limit for any subsequent fundraising requirements that may arise.

For the purposes of ASX Listing Rules 7.1, 7.4 and 7.5 the following information is provided:

(a) the number of securities allotted – 985,509 equity participation shares paid to $A0.01;

(b) the price at which the securities were issued – $A0.61 per share (paid to $A0.01 each);

(c) the terms of the securities - these equity participation shares were issued in accordance with clause 5A of the Company's Constitution. They were allotted at an issue price of $A0.61 per share (paid to $A0.01 each). The equity participation shares are not listed. Clause 5A of the Company's Constitution provides for the issue of equity participation shares to the Company's directors, employees and consultants. Equity participation shares are a form of partly paid ordinary share, but are subject to certain restrictions. Equity participation shares become ordinary shares when the director, employee or consultant has completed 3 years of continuous service with the SPP Group from the date of issue of the equity participation shares, and they have been fully paid;

(d) the names of the allottees or the basis on which allottees were determined – the equity participation shares were issued to the Company's employees in accordance with clause 5A of the Company's Constitution;

(e) the use (or intended use) of the funds raised – while equity participation shares are not used for fund raising purposes, any proceeds received on issue of these shares will be used to meet general funding requirements of the Company.

(f) voting exclusion statement: this is set out below (following the terms of the proposed resolutions in the notice of meeting).

5. RESOLUTION 11 – TO RATIFY THE ISSUE OF EQUITY PARTICIPATION SHARES ON 22 NOVEMBER 2002

The Company announced on 22 November 2002 that it had issued 175,225 equity participation shares paid to $A0.01 in accordance with clause 5A of the Company's Constitution. The board of the Company seeks your retrospective approval for the issue of these shares.

The effect of the shareholders retrospectively approving the issue of these equity participation shares will be that these equity participation shares will not be counted as part of the Company's 15% limit under ASX Listing Rule 7.1 and the Company will therefore retain greater flexibility for future fundraising.

For the purposes of ASX Listing Rules 7.1, 7.4 and 7.5 the following information is provided:

(a) the number of securities allotted – 175,225 equity participation shares paid to $A0.01;

(b) the price at which the securities were issued – $A0.29 per share (paid to $A0.01 each);

(c) the terms of the securities - these equity participation shares were issued in accordance with clause 5A of the Company's Constitution. They were allotted at an issue price of $A0.29 per share (paid to $A0.01 each). The equity participation shares are not listed. Clause 5A of the Company's Constitution provides for the issue of equity participation shares to the Company's directors, employees and consultants. Equity participation shares are a form of partly paid ordinary share, but are subject to certain restrictions. Equity participation shares

become ordinary shares when the director, employee or consultant has completed 3 years of continuous service with the SPP Group from the date of issue of the equity participation shares and they have been fully paid;

(d) the names of the allottees or the basis on which allottees were determined – the equity participation shares were issued to the Company's employees in accordance with clause 5A of the Company's Constitution;

(e) the use (or intended use) of the funds raised – while equity participation shares are not used for fundraising purposes, any proceeds received on issue of these shares will be used to meet general funding requirements of the Company.

6. RESOLUTION 12 – APPROVAL FOR THE ISSUE OF UP TO 1,800,000 SHARES AND 1,800,000 OPTIONS

The Company announced on 28 November 2002 that it had placed some securities and that proceeds from that placement for 1,800,000 fully paid ordinary shares and 1,800,000 options would not be settled until the first half of 2003. Accordingly, the Company is now seeking to obtain your approval of the issue of these securities for the purposes of ASX Listing Rule 7.1.

If the approval sought is given, the Company will be able to issue these shares and options without having to obtain further approval from shareholders (provided that the issue of these securities is made in accordance with the terms set out in this notice). Accordingly, whilst the approval is in force, the Company will be able to raise funds more expeditiously, when a need arises.

For the purposes of ASX Listing Rules 7.1 & 7.3, the following information is provided:

(a) the maximum number of securities to be issued – 1,800,000 fully paid ordinary shares and 1,800,000 options;

(b) the date by which the securities will be issued – within 3 months of the date of the meeting or within such later period as the ASX may subsequently approve by way of waiver of the ASX Listing Rules;

(c) the issue price of the securities - $A0.35 each new share. Options will be issued for no consideration. This pricing is the same as the non-renounceable rights issue offering of last year;

(d) the names of the allottees or the basis on which the allottees will be determined:

- Mr Lionel Goldfrank III and/or his Associates;

(e) the terms of the securities – the fully paid ordinary shares will have all the rights attaching to existing fully paid ordinary shares in the Company. Each issued share will have 1 attaching option to subscribe for 1 fully paid ordinary share in the capital of the Company, exerciseable at $A0.55 at any time up to and including 19 November 2004. Any shares which are issued pursuant to the exercise of the options will rank equally in all respects with existing fully paid ordinary shares from the date of issue of those shares.

(f) the intended use of funds raised – the proceeds of the placement will be applied to working capital;

(g) voting exclusion statement – this is set out below (following the terms of the proposed resolutions in the notice of meeting).

7. RESOLUTION 13 – APPROVAL FOR THE ISSUE OF AN OPTION TO MR CHACE

The Company has agreed to issue Option C to Mr Chace in 2003 subject to the guarantee facility (referred to in Resolution 8) remaining in place at the Calculation Date referred to below.

The effect of the shareholders approving in advance the issue of this option will be that the issue of this option (and the underlying maximum number of shares) will not be counted as part of the Company's 15% limit under ASX Listing Rule 7.1 and the Company will therefore retain a greater proportion of the 15% limit for any subsequent fundraising requirements that may arise.

For the purposes of ASX Listing Rules 7.1 & 7.3, the following information is provided:

(a) the maximum number of Options to be issued – Option C which can be converted to a maximum of 2,000,000 fully paid ordinary shares;

(b) the date by which the Options will be issued – within 3 months of the date of the meeting or within such later period as the ASX may

subsequently approve by way of waiver of the ASX Listing Rules. The Company will make application to the ASX to extend the time to issue such Options until 31 July 2003;

(c) the issue price of the Options – deferred issue consideration of $A0.01 for each share that may be purchased by exercise of the option, with payment due in 12 equal monthly instalments;

(d) name of person to whom the Options will be issued: Mr Malcolm G Chace and/or his Associates;

(e) the terms of the Options:

- In the case of Option C, the aggregate number of shares that may be obtained on exercise of that Option increases incrementally on a monthly basis over the 12 months from the Calculation Date up to the maximum aggregate number;
- Each incremental increase in the number of shares obtainable is available for exercise for only a 3 year period from the time of the increase, with the last of those 3 year periods ending 47 months after the Calculation Date for the relevant option;
- The incremental number of shares that is available will decrease proportionately to the extent that the guarantee facility is cancelled in whole or in part at any time until twelve months following the Calculation Date for Option C;
- In the case of Option C, the incremental number also varies (up or down) in order to take into account changes in the USD/A$ exchange rate as at the Calculation Date for the relevant option;
- Each option has a deferred issue consideration of $A0.01 for each share that may be purchased by exercise of that option, with payment due in twelve equal monthly instalments, commencing 10 business days after the option's Calculation Date, provided that no monthly instalments for any option becomes payable after the guarantee facility is cancelled in full;
- Options are unlisted and are not transferable; and
- The options will not permit the holder to participate in new issues of securities by the Company without exercising the relevant option and then only to the extent that the option has been exercised.

Option	Maximum No of Shares per option (1)	Calculation Date	Exercise Price as % of market price (2) (3)
C	2,000,000	26/07/03	130%

(1) Assumes USD/A$ exchange rate of USD0.50/A$1.00 and guarantee facility not cancelled in whole or in part.

(2) Determined at the Calculation date for that option, based on the average of the market price over the 20 business days immediately prior to that date.

(3) Following a default by SPP, CPM or SPP (USA) Inc under the guarantee facility, the exercise price is 105% of the average share price determined as at the Calculation Date for that option, based on the average of the market price over the 20 business days immediately prior to that date.

(f) the intended use of funds raised: The options will be issued under the terms of the guarantee facility. The guarantee facility has been negotiated to enable the Company to obtain loan funds as and if required for general funding purposes;

(g) voting exclusions statement: this is set out below (following the terms of the proposed resolution in the Notice of Meeting).

8. RESOLUTION 14 – APPROVAL FOR THE ISSUE OF AN OPTION TO MR WHITTEMORE AND/OR HIS ASSOCIATES

The Company has agreed to issue Option C in 2003 to Mr Frederick B Whittemore and/or his Associates subject to the guarantee facility (referred to in Resolution 9) remaining in place at the relevant Calculation Date referred to below.

The effect of the shareholders approving in advance the issue of this option will be that the issue of this option (and the underlying maximum number of shares) will not be counted as part of the Company's 15% limit under ASX Listing Rule 7.1 and the Company will therefore retain a greater proportion of the 15% limit for any subsequent fundraising requirements that may arise.

For the purposes of ASX Listing Rule 7.3, the following information is provided:

(a) the maximum number of Options to be issued – Option C will be issued which can be converted to a maximum of 6,000,000 fully paid ordinary shares;

(b) the date by which the Options will be issued – within 3 months of the date of the meeting or within such later period as the ASX may subsequently approve by way of waiver of the ASX Listing Rules;

(c) the issue price of the Options – deferred issue consideration of $A0.01 for each share that may be purchased by exercise of that option, with payment due in 12 equal monthly instalments;

(d) name of person to whom the Options will be issued - Mr Frederick B Whittemore and/or Associates of Mr Whittemore;

(e) the terms of the Options - the material terms of these options are the same as the terms attaching to Option C to be issued to Mr Chace and set out in section 7 above.

Option	Maximum No of Shares per option (1)	Calculation Date	Exercise Price as % of market price (2) (3)
C	6,000,000	28/05/03	130%

(1) Assumes USD/A$ exchange rate of USD0.50/A$1.00 and guarantee facility not cancelled in whole or in part.

(2) Determined at the Calculation Date for that option, based on the average of the market price over the 20 business days immediately prior to that date.

(3) Following a default by SPP, CPM or SPP (USA) Inc under the guarantee facility, the exercise price is 105% of the average share price determined as at the Calculation Date for that option, based on the average of the market price over the 20 business days immediately prior to that date.

(f) the intended use of funds raised: The options will be issued under the terms of the guarantee facility. The guarantee facility has been negotiated to enable the Company to obtain loan funds as and if required for general funding purposes;

(g) voting exclusions statement: this is set out below (following the terms of the proposed resolution in the Notice of Meeting).

9. CAPITAL STRUCTURE

Existing Capital Structure

SPP Equity Securities on issue as at 4 March 2003	
Fully Paid Ordinary Shares	406,254,790
Contributing shares paid to 40.616 cents	246,304
Contributing shares paid to 10 cents	2,562,747
Equity participation shares paid to 1 cent	28,824,385
Equity participation shares paid to 0.375 cents	22,906,002
Options expiring 19/11/2004 (exercise price of $0.55 each)	27,575,998
Options expiring 20/04/2006 (exercise price of $1.25 each)	12,500,000
Options expiring 20/04/2006 (exercise price of $1.2669 each)	12,331,656
Maximum number of shares underlying the guarantee facility options (assuming USD0.50 = A$1.00)	26,907,932

Prospective Capital Structure assuming the issue of securities which the company is seeking approval of under resolutions 12,13 and 14

SPP Equity Securities on issue as at 4 March 2003 (including issues subject to approval but not yet made)	
Fully Paid Ordinary Shares	408,054,790
Contributing shares paid to 40.616 cents	246,304
Contributing shares paid to 10 cents	2,562,747
Equity participation shares paid to 1 cent	28,824,385
Equity participation shares paid to 0.375 cents	22,906,002
Options expiring 19/11/2004 (exercise price of $0.55 each)	29,375,998
Options expiring 20/04/2006 (exercise price of $1.25 each)	12,500,000
Options expiring 20/04/2006 (exercise price of $1.2669 each)	12,331,656
Maximum number of shares underlying the guarantee facility options (assuming USD0.50 = A$1.00)	34,907,932

Board Recommendation

While the Company was empowered to undertake all of the issues of securities referred to in resolutions 7 to 11, retrospective shareholder approval is sought for the purposes of ASX Listing Rule 7.1 to ensure there is adequate flexibility for future fundraising. The Board of Directors recommends that shareholders vote in favour of all of the resolutions set out in the Notice of Meeting.

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting will be held at The Stamford Plaza Hotel, Cnr Edward and Alice Streets, Brisbane on the 16th day of April 2003 at 10.30 am to carry out the following business:

GENERAL BUSINESS

1. To receive and consider Financial Statements and Directors' and Auditor's Reports

To receive and consider the financial statements of the Company and the reports of the directors and auditor for the financial year ended 31 December 2002.

2. To re-elect a Director

Mr Bruce C Wright retires by rotation in accordance with the Constitution and, being eligible, offers himself for re-election.

3. To re-elect a Director

Mr Victor H Kuss retires by rotation in accordance with the Constitution and, being eligible, offers himself for re-election.

4. To re-elect a Director

Mr Brian H Davidson retires by rotation in accordance with the Constitution and, being eligible, offers himself for re-election.

5. To re-appoint Mr John Val Browning

The following special resolution will be proposed pursuant to Section 201C(8) of the *Corporations Act* and in accordance with the Constitution for the re-appointment of Mr John Val Browning as a Director of the Company:

"That Mr John Val Browning being 77 years of age, be re-appointed as a Director of the Company, to hold office until the conclusion of the next Annual General Meeting."

6. To re-appoint Mr Norton Belknap

The following special resolution will be proposed pursuant to Section 201C(8) of the *Corporations Act* and in accordance with the Constitution for the re-appointment of Mr Norton Belknap as a Director of the Company:

"That Mr Norton Belknap being 77 years of age, be re-appointed as a Director of the Company, to hold office until the conclusion of the next Annual General Meeting."

7. To ratify share placements

To consider and if thought fit pass the following as an ordinary resolution:

"That in accordance with ASX Listing Rules 7.1, 7.4 and 7.5 the members of the Company ratify the issue of 5,767,042 fully paid ordinary shares and 5,767,042 options to acquire fully paid ordinary shares, details of which are set out in Section 1 of the Explanatory Memorandum."

8. To ratify the issue of options to Mr Chace

To consider and if thought fit pass the following as an ordinary resolution:

"That in accordance with ASX Listing Rules 7.1, 7.4 and 7.5 the members of the Company ratify the issue of options to Mr Malcolm G Chace, details of which are set out in Section 2 of the Explanatory Memorandum."

9. To ratify the issue of options to Mr Whittemore and the Whittemore Trust Entity

To consider and if thought fit pass the following as an ordinary resolution:

"That in accordance with ASX Listing Rules 7.1, 7.4 and 7.5 the members of the Company ratify the issue by the Directors of the options to Mr Frederick B Whittemore and the Whittemore Trust Entity, details of which are set out in Section 3 of the Explanatory Memorandum."

10. To ratify the issue of equity participation shares issued on 29 May 2002

To consider and if thought fit pass the following as an ordinary resolution:

"That in accordance with ASX Listing Rules 7.1, 7.4 and 7.5 the members of the Company ratify the issue by the Directors of 985,509 equity participation shares on 29 May 2002, details of which are set out in Section 4 of the Explanatory Memorandum."

11. To ratify the issue of equity participation shares issued on 22 November 2002

To consider and if thought fit pass the following as an ordinary resolution:

"That in accordance with ASX Listing Rules 7.1, 7.4 and 7.5 the members of the Company ratify the issue by the Directors of 175,225 equity participation shares on 22 November 2002, details of which are set out in Section 5 of the Explanatory Memorandum."

12. To approve the issue of up to 1,800,000 shares and 1,800,000 options

To consider and if thought fit pass the following as an ordinary resolution:

"That in accordance with ASX Listing Rule 7.1 the members of the Company authorise the Directors to issue up to 1,800,000 fully paid ordinary shares together with 1,800,000 options to subscribe for fully paid ordinary shares on the terms and conditions referred to in Section 6 of the Explanatory Memorandum."

13. To approve the issue of an option to Mr Chace and/or his Associates

To consider and if thought fit pass the following as an ordinary resolution:

"That in accordance with ASX Listing Rule 7.1 the members of the Company authorise the Directors to issue Option C to Mr Malcolm G Chace and/or his Associates on the terms and conditions referred to in Section 7 of the Explanatory Memorandum."

14. To approve the issue of an option to Mr Whittemore and/or his Associates

To consider and if thought fit pass the following as an ordinary resolution:

"That in accordance with ASX Listing Rule 7.1 the members of the Company authorise the Directors to issue Option C to Mr Frederick B Whittemore and/or his Associates on the terms and conditions referred to in Section 8 of the Explanatory Memorandum."

15. To transact any other business which may legally be brought before the meeting as general business.

Voting Exclusions

The Company will disregard any votes cast on resolutions 7 to 11 by:

(i) a person who participated in the issue of the securities referred to in the resolutions; and

(ii) an Associate of that person.

The Company will disregard any votes cast on resolutions 12 to 14 by:

(i) a person who may participate in the proposed issue and a person who might obtain a benefit (except a benefit solely in the capacity of a security holder) if the resolution is passed; and

(ii) an Associate of that person.

However, the Company need not disregard a vote if:

(i) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii) is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Dated this 18th day of February 2003

By order of the Board

V.H. Kuss
Company Secretary
Southern Pacific Petroleum NL

Notes

Persons entitled to Vote

The Company has determined in accordance with regulations pursuant to section 1074E of the *Corporations Act*, that for the purpose of voting at the meeting shares will be taken to be held by those persons recorded on SPP's Register as at 7.00pm (Brisbane time) on 14 April 2003.

Proxies

Please note that:

(i) A proxy form accompanies this notice of meeting.

(ii) Each member entitled to attend and cast a vote may appoint a proxy. A member entitled to attend and cast at least two votes at the meeting is entitled to appoint not more than two proxies.

(iii) Where more than one proxy is appointed each proxy may be appointed to represent a specified percentage of the member's voting rights. *In the event that the form of proxy* does not nominate a specified percentage it will be deemed that each proxy may exercise one half of the member's votes (with fractions being disregarded).

(iv) A proxy need not be a member of SPP.

(v) The proxy form must be signed by the member or the member's attorney. Proxies given by a corporation must be executed in accordance with the *Corporations Act* and the constitution of that corporation.

(vi) An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed must be lodged at SPP's share registry at Computershare Investor Services Pty Ltd, Level 27, Central Plaza One, 345 Queen Street, Brisbane, Qld 4000 or faxed on (07) 3229 9860 by 9am (Brisbane time) on 14 April 2003 in accordance with the instructions set out on the proxy form.

Glossary

Associate	Has the meaning given to the term in the Corporations Act.
Australian Stock Exchange or ASX	Australian Stock Exchange Limited.
Company or SPP	Southern Pacific Petroleum NL (ACN 008 460 366) and, where appropriate, includes its subsidiaries and any of them.
Corporations Act	The Corporations Act 2001, including the regulations made under it
CPM	Central Pacific Minerals NL (ACN 008 460 651)
Ordinary Resolution	A resolution passed by at least 50% of the votes cast by members entitled to vote on a resolution.
SPP Group	SPP and its Subsidiaries, or companies in which either SPP or its Subsidiaries holds 50% of the issued shares.
Subsidiary	Has the meaning in section 46 of the Corporations Act.
Whittemore Trust Entity	The Frederick B Whittemore 1992 Descendants Trust


SPP
CPM

PROXY & REGISTRATION FORM

[shareholder name & address1]
[shareholder name & address2]
[shareholder name & address3]
[shareholder name & address4]
[shareholder name & address5]
[shareholder name & address6]

Securityholder Reference Number (SRN)
Holder Identification Number (HIN)
[xxxxxxxxxxx]

IF YOU WISH TO APPOINT A PROXY, PLEASE COMPLETE AND RETURN THIS FORM IN ACCORDANCE WITH THE INSTRUCTIONS BELOW OTHERWISE, PLEASE BRING THIS FORM TO THE MEETING FOR REGISTRATION INTO THE MEETING

being a member/members of **Southern Pacific Petroleum NL,** hereby appoint

____

(Print name of proxy in block letters)

or failing that person, or if no person is named, the chairman of the meeting, as my/our proxy to vote on my/our behalf at the Annual General Meeting of the Company to be held at **10:30am on 16 April 2003** and at any adjournment thereof.

I/we understand that if I/we have not directed my/our proxy how to vote, my/our proxy may vote or abstain from voting as they think fit.

(A tick or a cross should be placed in the appropriate box if the Member wishes to direct the proxy to vote on a poll.)

Ordinary Business	FOR	AGAINST	ABSTAIN
Item 1 – To receive and consider the financial statements			
Item 2 – To re-elect Mr Wright			
Item 3 – To re-elect Mr Kuss			
Item 4 – To re-elect Mr Davidson			
Item 5 – To re-appoint Mr Browning			
Item 6 – To re-appoint Mr Belknap			
Item 7 – To ratify share placements			
Item 8 – To ratify the issue of options to Mr Chace			
Item 9 – To ratify the issue of options to Mr Whittemore and the Whittemore Trust Entity			
Item 10 – To ratify the issue of equity participation shares issued on 29 May 2002			

Item 11 – To ratify the issue of equity participation shares issued on 22 November 2002			
Item 12 – To approve the issue of up to 1,800,000 shares and 1,800,000 options			
Item 13 – To approve the issue of an option to Mr Chace and/or his Associates			
Item 14 – To approve the issue of an option to Mr Whittemore and/or his Associates			

Sign Here - This section must be signed for your instruction to be executed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

General Signing Instructions

In the case of joint holders each holder must sign.
Where the holder is an incorporated body its must sign in accordance with it's Constitution. If this form has been signed by an Attorney and the relative Power of Attorney has not been produced to the company, a certified copy or the original Power of Attorney must be forwarded with this form for noting.

[SEE REVERSE FOR FURTHER INSTRUCTIONS]

A proxy need not be a shareholder of the Company.

A corporation may elect to appoint a representative in accordance with the Corporations Act 2001. The Company will require written proof of the representative's appointment to be lodged with or presented to the Company before the Meeting.

If you wish to make effective appointment of a proxy, you must complete and lodge the form at:

Southern Pacific Petroleum NL
c/- Computershare Investor Services
Level 27, Central Plaza One
345 Queen Street
Brisbane Qld 4000

Or by facsimile to:

07 3229 9860

Proxies must be received by our share registrar, Computershare Investor Services Pty Limited, at least 48 hours before the time of holding the meeting.

If you would like to appoint a second proxy, an additional proxy form can be obtained by contacting Computershare on 1300 552 270 .


SPP
CPM

Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6606
Facsimile: 61 7 3237 6706
Email: vkuss@sppcpm.com

14 March, 2003

The Manager Company Announcements
Company Announcements Office
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

Re: Lodgment of 2002 Annual Report and Notice of Annual General Meeting

We refer to the lodgment of the following documents today:

- 2002 Annual Report
- Explanatory Memorandum & Notice of Annual General Meeting
- Proxy & Registration Form

We advise that the same documents are also being sent to shareholders today.

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

Vic Kuss
Executive Director



Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

21 March, 2003

Company Announcement

SPP REGRETS TO ANNOUNCE THE PASSING OF MR JOHN VAL BROWNING (EXECUTIVE DIRECTOR)

It is with the greatest regret that I have to announce the passing of Mr John Val Browning, an Executive Director of Southern Pacific Petroleum NL (SPP) and President of both SPP (USA) Inc and SPP (Europe) SA at the time of his death.

Mr Browning was a true pioneer of the oil shale industry having been involved with SPP since its inception in 1968. Mr Browning had an enormous influence on the direction of the Company and his involvement, sage counsel and unfailing support will be sorely missed by us all.

Mr Browning had been a close friend of Sir Ian McFarlane, the founding Chairman of SPP, since they attended the Massachusetts Institute of Technology in the late 1940s. During his association with the Company, Mr Browning had also gained the friendship and deep respect of all his colleagues.

Our deepest sympathies go out to Mr Browning's family at this difficult time.

Campbell Anderson
Chairman

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Southern Pacific Petroleum NL
ABN 36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	JOHN VAL BROWNING
Date of last notice	30 DECEMBER 2002
Date that director ceased to be director	20 MARCH 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
827,513 Fully Paid Ordinary Shares 1,577,513 Options (expiring 19 November 2004) 8 Guarantee Facility Options

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
ANZ Nominees Limited	4,232,958 Fully Paid Ordinary Shares 3,618,040 Equity Participation Shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.